

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

<u>Via Facsimile</u>
Mr. Xiong Xu
Chief Executive Officer
Oakridge International Corporation
Suite 1609, 16/F, Jie Yang Building
271 Lockhart Road, Wanchai, Hong Kong

> **Re:** **Oakridge International Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed October 14, 2011**
> **File No. 333-152312**

Dear Mr. Xu:

We issued comments to Oakridge International Corporation on the above captioned filing on February 7, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 20, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 20, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823, or me at (202) 551-3849 if you have any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant